Form 51–102F3
Material Change Report

Item 1	Name and Address of Company

Entourage Mining Ltd.
614-475 Howe Street
Vancouver, BC V6E 2B3

Item 2	Dates of Material Change

July 6, 2009.

Item 3	News Release

On July 6, 2009, the Company disseminated a news release through Businesswire.

Item 4	Summary of Material Change

The Company announced that it has settled its outstanding legal disputes with CMKM Diamonds Inc. and 101047025 Saskatchewan Ltd. The Company also announced that it has entered into a mineral option agreement whereby it may acquire a 100% interest in the Pires Gold Project (aka “Projeto au Bonsucesso”) situated in Goias State (Central Western Brazil).

Item 5	Full Description of Material Change

The Company announced that it has settled its outstanding legal disputes with CMKM Diamonds Inc. (“CMKM”) and 101047025 Saskatchewan Ltd. (“1010”). As a result of the settlement, CMKM will return 4,500,000 (pre-consolidation 45,000,000) common shares of the Company which will be returned to treasury for cancellation. These shares were issued in connection with certain property purchase agreements entered into among the Company, CMKM and 1010 in 2005. In addition, the Company has resolved its claim and subsequent 1010 counter-claim, whereby Entourage will return the Smeaton properties to 1010 in return for the withdrawal of all claims against the Company by 1010.

The settlements will be effected by the filing of a consent dismissal order with the Supreme Court of British Columbia and ends the remaining legal matters among the parties. Following the completion of the foregoing, the Company will have no business relationship with either CMKM or 1010.

Following the cancellation of the CMKM shares, the Company will have approximately 7,200,000 shares issued and outstanding and the Company’s restructuring is complete.

The Company also announced that it has entered into a mineral option agreement whereby it may acquire a 100% interest in the Pires Gold Project (aka “Projeto au Bonsucesso”) (the “property”) situated in Goias State (Central Western Brazil) approximately 55 miles (100 km) due west of the Kinross Gold‘s Paracatu Gold Mine where 18 million ounces of proven and probable gold reserves were discovered. The Pires, a 13km by 500 meter trend, comprises five licenses totaling 8501.63 hectares and is accessible by paved highway with a hydro-electric grid available.

Previous exploration work, on the property, consisted of airborne geophysical surveys (magnetic and radiometric), geological mapping, rock and soil geochemical surveys, stream sediments sampling, trenching and trench mapping.

In April 2009, an independent geologist, commissioned by the Company, visited the property to perform due diligence and collect float and outcrop samples to confirm historical data provided by the vendor.

From the due diligence trip, selected float samples produced assay values ranging from <0.05 to 40.69 g/t Au with an average of 10.02 g/t (17 samples), whilst gold assays from outcrops collected from “garimpos” and trenches (usually quartz veins with oxidized pyrite±chalcopyrite±arsenopyrite) exhibit a range of values from <0.05 to 55.71 g/t Au with an average of 8.94 g/t Au 18 samples). The assaying was conducted by ACME Laboratories Ltd. of Vancouver and SGS Geosol Laboratorios Ltda. of Brasil.

Michel Boily, Ph D. P.Geo, and a qualified person as that term is defined in National Instrument 43-101, has reviewed the technical aspects of this news release. Presently Dr. Boily is gathering all relevant data on the property and will provide a detailed exploration program for the project.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Greg Kennedy President and Director Telephone: (604) 669-4367

Item 9	Date of Report

July 6, 2009